Exhibit 99.1

Momo Announces Unaudited Financial Results for the First Quarter of 2019

BEIJING, CHINA, May 28, 2019 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the first quarter of 2019.

First Quarter of 2019 Highlights

•	Net revenues increased 35% year over year to RMB3,722.9 million (US$554.7 million*) in the first quarter of 2019.

•

Net income attributable to Momo Inc. decreased to RMB289.3 million (US$43.1 million) in the first quarter of 2019 from RMB825.2 million in the same period of 2018, which was mainly due to the fact that we recognized a total share-based compensation expense of RMB593.1 million (US$88.4 million) in the first quarter of 2019 including a share-based compensation expense of RMB466.9 million (US$69.6 million) regarding to certain share options granted to Tantan’s founders, while the total share-based compensation expense recognized in the same period of 2018 was only RMB78.7 million. In August 2018, Tantan Limited granted 3,578,205 share options to its founders. The share options included a performance condition in which the founders have the right to receive fully vested options immediately upon achieving certain performance condition. During the first quarter of 2019, we determined that it became probable that the performance condition will be met and accordingly, recognized a share-based compensation expense of RMB466.9 million (US$69.6 million) related to those options.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased slightly to RMB910.3 million (US$135.6 million) in the first quarter of 2019 from RMB903.8 million in the same period of 2018.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.36 (US$0.20) in the first quarter of 2019, compared to RMB3.98 in the same period of 2018.

•	Non-GAAP diluted net income per ADS (note 1) was RMB4.15 (US$0.62) in the first quarter of 2019, compared to RMB4.36 in the same period of 2018.

•	Monthly Active Users (“MAU”) on Momo application were 114.4 million in March 2019, compared to 103.3 million in March 2018.

•

Total paying users of our live video service and value-added service, without double counting the overlap, including 5.0 million paying users of Tantan Limited (“Tantan”), were 14.0 million for the first quarter of 2019, compared to 8.1 million for the first quarter of 2018.

“Q1 was a solid quarter and a good start to the year 2019,” commented Yan Tang, Chairman and CEO of Momo. “We have started to implement the strategies that we laid out at the beginning of the year. Some of the initiatives we took on the product and operational fronts have already generated good results in driving business growth. We will continue to execute against the strategic priorities and create value for our shareholders.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate for March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

First Quarter of 2019 Financial Results

Net revenues

Total net revenues were RMB3,722.9 million (US$554.7 million) in the first quarter of 2019, an increase of 35% from RMB2,764.4 million in the first quarter of 2018.

Live video service revenues were RMB2,689.4 million (US$400.7 million) in the first quarter of 2019, an increase of 14% from RMB2,360.1 million during the same period of 2018. The growth in live video revenues was contributed by the increase in quarterly paying users, as well as the increase in average revenues per paying user per quarter.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues. The total value-added service revenues were RMB903.8 million (US$134.7 million) in the first quarter of 2019, an increase of 285% from RMB235.0 million during the same period of 2018. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more paying scenarios introduced to enhance the social experience of Momo users, and to a lesser extent, the consolidation of Tantan’s membership subscription revenues for the whole first quarter of 2019.

Mobile marketing revenues were RMB80.7 million (US$12.0 million) in the first quarter of 2019, a decrease of 32% from RMB118.9 million during the same period of 2018. The decrease in mobile marketing revenues was driven by the decreased demand from our advertising and marketing customers.

Mobile games revenues were RMB39.0 million (US$5.8 million) in the first quarter of 2019, a decrease of 8% from RMB42.2 million in the first quarter of 2018. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users.

Net revenues from Momo segment increased from RMB2,758.3 million in the first quarter of 2018 to RMB3,419.2 million (US$509.5 million) in the first quarter of 2019, primarily driven by the significant increase in net revenues from live video service and value-added service. Net revenues from Tantan segment was RMB295.3 million (US$44.0million) in the first quarter of 2019, which mainly included value -added service revenue.

Cost and expenses

Cost and expenses were RMB3,349.4 million (US$499.1 million) in the first quarter of 2019, an increase of 83% from RMB1,834.2 million in the first quarter of 2018. The increase was primarily attributable to: (a) an increase in personnel related costs including share-based compensation expenses, especially the share-based compensation expenses of RMB466.9 million (US$69.6 million) charged from the options granted to Tantan’s founders and the Company’s rapidly expanding talent pool; (b) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (c) an increase in marketing and promotional expenses to attract users and promote our live video services; (d) an increase in amortization expenses related to the intangible assets from business acquisitions; and (e) an increase in fees to payment channels resulting from a higher volume of cash collection through such channels.

Non-GAAP cost and expenses (note 1) were RMB2,719.2 million (US$405.2 million) in the first quarter of 2019, an increase of 55% from RMB1,755.5 million during the same period of 2018.

Income from operations

Income from operations was RMB384.4 million (US$57.3 million) in the first quarter of 2019, compared to RMB937.1 million during the same period of 2018. Income from operations of Momo segment was RMB998.6 million (US$148.8 million) in the first quarter of 2019 and increased from RMB940.6 million in the first quarter of 2018. Loss from operations of Tantan segment was RMB604.6 million (US$90.1 million) in the first quarter of 2019.

Non-GAAP income from operations (note 1) was RMB1,014.7 million (US$151.2 million) in the first quarter of 2019, compared to RMB1,015.7 million during the same period of 2018. Non-GAAP income from operations of Momo segment was RMB1,098.9 million (US$163.7 million) in the first quarter of 2019 and increased from RMB1,019.3 million in the first quarter of 2018. Non-GAAP loss from operations of Tantan segment was RMB77.1 million (US$11.5 million) in the first quarter of 2019.

Income tax expenses

Income tax expenses were RMB163.7 million (US$24.4 million) in the first quarter of 2019 and decreased from RMB170.9 million in the first quarter of 2018. The decrease was mainly because profit before income tax decreased in the first quarter of 2019.

Net income

Net income was RMB286.6 million (US$42.7 million) in the first quarter of 2019, compared to RMB822.2 million during the same period of 2018. Net income from Momo segment was RMB893.9 million (US$133.2 million) in the first quarter of 2019 and increased from RMB825.7 million in the first quarter of 2018. Net loss from Tantan segment was 597.7 million (US$89.1 million) in the first quarter of 2019 which was mainly due to the share-based compensation expenses of RMB466.9 million (US$69.6 million) charged from the options granted to Tantan’s founders.

Non-GAAP net income (note 1) was RMB907.5 million (US$135.2 million) in the first quarter of 2019, compared to RMB900.8 million during the same period of 2018. Non-GAAP net income from Momo segment was RMB994.2 million (US$148.1 million) in the first quarter of 2019 and increased from RMB904.3 million in the first quarter of 2018. Non-GAAP net loss of Tantan segment was RMB79.6 million (US$11.9 million) in the first quarter of 2019.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB289.3 million (US$43.1 million) in the first quarter of 2019, compared to RMB825.2 million during the same period of 2018.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB910.3 million (US$135.6 million) in the first quarter of 2019, compared to RMB903.8 million during the same period of 2018.

Net income per ADS

Diluted net income per ADS was RMB1.36 (US$0.20) in the first quarter of 2019, compared to RMB 3.98 in the first quarter of 2018.

Non-GAAP diluted net income per ADS (note 1) was RMB4.15 (US$0.62) in the first quarter of 2019, compared to RMB4.36 in the first quarter of 2018.

Cash and cash flow

As of March 31, 2019, Momo’s cash, cash equivalents, term deposits and short-term investment totaled RMB12,015.9 million (US$1,790.4 million), compared to RMB11,292.6 million as of December 31, 2018. Net cash provided by operating activities in the first quarter of 2019 was RMB1,175.9 million (US$175.2 million), compared to RMB825.5 million in the first quarter of 2018.

Recent Development

On March 12, 2019, Momo’s board of directors declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. The cash dividend was paid on April 30, 2019 to shareholders of record at the close of business on April 5, 2019. The aggregate amount of cash dividends paid was US$128.6 million.

Business Outlook

For the second quarter of 2019, the Company expects total net revenues to be between RMB4.0 billion to RMB4.1 billion, representing an increase of 27% to 30% year over year. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income, net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, May 28, 2019, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on May 28, 2019).

Dial-in details for the earnings conference call are as follows:

International: +65-6713-5090

U.S. Toll Free: +1-866-519-4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, June 5, 2019. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 9359493

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the second quarter of 2019.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2019 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2019 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31
	2018	2019	2019
	RMB	RMB	US$
Net revenues:
Live video service	2,360,114	2,689,413	400,735
Value-added service	235,004	903,849	134,678
Mobile marketing	118,858	80,729	12,029
Mobile games	42,228	39,008	5,812
Other services	8,172	9,920	1,478

Total net revenues	2,764,376	3,722,919	554,732
Cost and expenses:
Cost of revenues	(1,331,640)	(1,873,574)	(279,171)
Research and development	(111,386)	(249,431)	(37,166)
Sales and marketing	(281,708)	(623,848)	(92,956)
General and administrative	(109,469)	(602,596)	(89,790)

Total cost and expenses	(1,834,203)	(3,349,449)	(499,083)
Other operating income	6,904	10,954	1,632

Income from operations	937,077	384,424	57,281
Interest income	47,905	93,778	13,973
Interest expense	—	(18,989)	(2,829)
Impairment loss on long-term investments	—	(4,500)	(671)

Income before income tax and share of income on equity method investments	984,982	454,713	67,754
Income tax expenses	(170,929)	(163,651)	(24,385)

Income before share of income on equity method investments	814,053	291,062	43,369
Share of income (loss) on equity method investments	8,126	(4,504)	(671)

Net income	822,179	286,558	42,698

Less: net loss attributable to non-controlling interest	(2,976)	(2,759)	(411)

Net income attributable to Momo Inc.	825,155	289,317	43,109

Net income per share attributable to ordinary shareholders
Basic	2.07	0.70	0.10
Diluted	1.99	0.68	0.10
Weighted average shares used in calculating net income per ordinary share
Basic	399,002,678	413,967,371	413,967,371
Diluted	415,045,295	425,890,818	425,890,818

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31
	2018	2019	2019
	RMB	RMB	US$
Net income	822,179	286,558	42,698
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(88,293)	(72,981)	(10,875)

Comprehensive income	733,886	213,577	31,823
Less: comprehensive loss attributed to the non-controlling interest	(2,976)	(5,234)	(780)

Comprehensive income attributable to Momo Inc.	736,862	218,811	32,603

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	March 31	March 31
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,468,034	2,678,342	399,085
Term deposits	8,824,610	9,227,553	1,374,948
Short-term investment	—	110,000	16,391
Accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil as of December 31, 2018 and March 31, 2019, respectively	719,606	310,192	46,220
Prepaid expenses and other current assets	620,979	609,956	90,886

Total current assets	12,633,229	12,936,043	1,927,530
Property and equipment, net	387,532	362,062	53,949
Intangible assets	1,036,986	974,820	145,253
Rental deposits	24,192	25,508	3,801
Long-term investments	447,465	458,462	68,313
Deferred tax assets	57,786	32,249	4,805
Other non-current assets	71,519	43,988	6,554
Right-of-use assets, net[1]	—	175,911	26,211
Goodwill	4,306,829	4,204,440	626,481

Total assets	18,965,538	19,213,483	2,862,897

Liabilities and equity
Current liabilities
Accounts payable	718,362	720,924	107,419
Deferred revenue	441,892	460,734	68,652
Accrued expenses and other current liabilities	846,710	655,174	97,625
Amount due to related parties	82,948	56,034	8,349
Income tax payable	137,090	65,533	9,765
Lease liabilities due within one year[1]	—	74,499	11,101
Dividends payable	—	863,110	128,607
Deferred consideration in connection with business acquisitions	469,274	154,521	23,024

Total current liabilities	2,696,276	3,050,529	454,542
Deferred tax liabilities	259,247	243,705	36,313
Convertible senior notes	4,877,116	4,764,259	709,897
Share-based compensation liability	86,767	549,207	81,834
Lease liabilities[1]	—	79,731	11,880
Other non-current liabilities	23,273	30,751	4,582

Total liabilities	7,942,679	8,718,182	1,299,048
Shareholder’s equity (i)	11,022,859	10,495,301	1,563,849

Total liabilities and shareholder’s equity	18,965,538	19,213,483	2,862,897

(i): As of March 31, 2019, the number of ordinary shares issued and outstanding was 414,698,540.

[1]	On January 1, 2019, the company adopted ASU 2016-02, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31
	2018	2019	2019
	RMB	RMB	US$
Cash flows from operating activities:
Net income	822,179	286,558	42,698
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	31,472	48,400	7,212
Amortization of intangible assets	1,433	38,595	5,751
Share-based compensation	78,664	593,074	88,372
Share of (income) loss on equity method investments	(8,126)	4,504	671
Impairment loss on long-term investments	—	4,500	671
Loss on disposal of property and equipment	2	4	1
Changes in operating assets and liabilities:
Accounts receivable	53,232	409,414	61,005
Prepaid expenses and other current assets	56,487	(18,189)	(2,710)
Amount due from related parties	(7,424)	—	—
Rental deposits	336	(1,317)	(196)
Deferred tax assets	7,965	25,537	3,805
Other non-current assets	(11,524)	31,439	4,684
Accounts payable	56,359	32,515	4,845
Income tax payable	(64,366)	(71,558)	(10,662)
Deferred revenue	(33,591)	18,842	2,808
Accrued expenses and other current liabilities	(169,103)	(185,495)	(27,640)
Amount due to related parties	(32)	(25,965)	(3,869)
Deferred tax liability	(358)	(15,542)	(2,316)
Other non-current liabilities	11,851	593	88

Net cash provided by operating activities	825,456	1,175,909	175,218

Cash flows from investing activities:
Purchase of property and equipment	(64,263)	(52,798)	(7,867)
Proceeds from disposal of property and equipment	9	5	1
Payment for long-term investments	(4,000)	(12,000)	(1,788)
Prepayment of long-term investments	(47,000)	—	—
Payment for business acquisition, net of cash acquired	(1,460,063)	(305,067)	(45,456)
Purchase of term deposits	(3,636,592)	(3,485,005)	(519,282)
Cash received on maturity of term deposits	2,382,960	3,005,005	447,760
Payment for short-term investments	—	(210,000)	(31,291)
Cash received from sales of short-term investment	10,500	100,000	14,900

Net cash used in investing activities	(2,818,449)	(959,860)	(143,023)
Cash flows from financing activities:
Proceeds from exercise of share options	2,437	83	12
Deferred payment of purchase of property and equipment	(7,327)	(94)	(14)

Net cash used in financing activities	(4,890)	(11)	(2)
Effect of exchange rate changes	(14,936)	(5,730)	(857)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(2,012,819)	210,308	31,336
Cash, cash equivalents, and restricted cash at beginning of period	4,462,194	2,468,034	367,749

Cash, cash equivalents, and restricted cash at end of period	2,449,375	2,678,342	399,085

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months					Three months
	ended March 31, 2018			ended March 31, 2019					ended March 31, 2019
	GAAP RMB	Share- based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compensation RMB	Tax impacts(ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share- based compensation US$	Tax impacts(ii) US$	Non- GAAP US$
Cost of revenues	(1,331,640)	3,037	(1,328,603)	(1,873,574)	18,021	4,186	—	(1,851,367)	(279,171)	2,685	624	—	(275,862)
Research and development	(111,386)	16,359	(95,027)	(249,431)	2,289	39,730	—	(207,412)	(37,166)	341	5,920	—	(30,905)
Sales and marketing	(281,708)	20,908	(260,800)	(623,848)	16,853	39,452	—	(567,543)	(92,956)	2,511	5,879	—	(84,566)
General and administrative	(109,469)	38,360	(71,109)	(602,596)	—	509,706	—	(92,890)	(89,790)	—	75,949	—	(13,841)

Cost and operating expenses	(1,834,203)	78,664	(1,755,539)	(3,349,449)	37,163	593,074	—	(2,719,212)	(499,083)	5,537	88,372	—	(405,174)
Income from operations	937,077	78,664	1,015,741	384,424	37,163	593,074	—	1,014,661	57,281	5,537	88,372	—	151,190
Net income attributable to Momo Inc.	825,155	78,664	903,819	289,317	37,163	593,074	(9,291)	910,263	43,109	5,537	88,372	(1,384)	135,634

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months			Three months				Three months
	ended March 31, 2018			ended March 31, 2019				ended March 31, 2019
	GAAP RMB	Adjustment	Non-GAAP RMB	GAAP RMB	Adjustment		Non-GAAP RMB	GAAP US$	Adjustment		Non-GAAP US$
Weighted average ordinary shares outstanding used in computing diluted EPS	415,045,295	—	415,045,295	425,890,818	22,442,346	(iii)	448,333,164	425,890,818	22,442,346	(iii)	448,333,164
Diluted earnings per share	1.99		2.18	0.68			2.07	0.10			0.31
Diluted earnings per ADS	3.98		4.36	1.36			4.15	0.20			0.62

(iii)	The adjustment represents an incremental weighted average number of 22,442,346 ordinary shares resulting from the assumed conversion of convertible senior notes.

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	2,689,413	—	—	2,689,413	400,735
Value-added service	608,502	295,347	—	903,849	134,678
Mobile marketing	80,729	—	—	80,729	12,029
Mobile games	39,008	—	—	39,008	5,812
Other services	1,557	—	8,363	9,920	1,478

Total net revenues	3,419,209	295,347	8,363	3,722,919	554,732
Cost and expenses(iv):
Cost of revenues	(1,770,038)	(98,856)	(4,680)	(1,873,574)	(279,171)
Research and development	(184,273)	(65,158)	—	(249,431)	(37,166)
Sales and marketing	(362,958)	(255,921)	(4,969)	(623,848)	(92,956)
General and administrative	(114,264)	(479,965)	(8,367)	(602,596)	(89,790)

Total cost and expenses	(2,431,533)	(899,900)	(18,016)	(3,349,449)	(499,083)
Other operating income	10,954	—	—	10,954	1,632

Income (loss) from operations	998,630	(604,553)	(9,653)	384,424	57,281
Interest income	90,858	2,891	29	93,778	13,973
Interest expense	(18,989)	—	—	(18,989)	(2,829)
Impairment loss on long-term investments	(4,500)	—	—	(4,500)	(671)

Income (loss) before income tax and share of income on equity method investments	1,065,999	(601,662)	(9,624)	454,713	67,754
Income tax expenses	(167,603)	3,952	—	(163,651)	(24,385)

Income (loss) before share of income on equity method investments	898,396	(597,710)	(9,624)	291,062	43,369
Share of loss on equity method investments	(4,504)	—	—	(4,504)	(671)

Net income (loss)	893,892	(597,710)	(9,624)	286,558	42,698

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended March 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,606	580	—	4,186	624
Research and development	21,713	18,017	—	39,730	5,920
Sales and marketing	35,474	3,978	—	39,452	5,879
General and administrative	39,491	467,684	2,531	509,706	75,949

Total cost and expenses	100,284	490,259	2,531	593,074	88,372

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	998,630	(604,553)	(9,653)	384,424	57,281
Share-based compensation	100,284	490,259	2,531	593,074	88,372
Amortization of intangible assets from business acquisitions	—	37,163	—	37,163	5,537

Non-GAAP operating income (loss)	1,098,914	(77,131)	(7,122)	1,014,661	151,190

Net income (loss)	893,892	(597,710)	(9,624)	286,558	42,698
Share-based compensation	100,284	490,259	2,531	593,074	88,372
Amortization of intangible assets from business acquisitions	—	37,163	—	37,163	5,537
Tax impacts	—	(9,291)	—	(9,291)	(1,384)

Non-GAAP net income (loss)	994,176	(79,579)	(7,093)	907,504	135,223

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2018
	Momo	QOOL	Total	Total
	RMB	RMB	RMB	US$[2]
Net revenues:
Live video service	2,360,114	—	2,360,114	376,258
Value-added service	235,004	—	235,004	37,465
Mobile marketing	118,858	—	118,858	18,949
Mobile games	42,228	—	42,228	6,732
Other services	2,053	6,119	8,172	1,303

Total net revenues	2,758,257	6,119	2,764,376	440,707
Cost and expenses(v):
Cost of revenues	(1,327,371)	(4,269)	(1,331,640)	(212,295)
Research and development	(111,386)	—	(111,386)	(17,758)
Sales and marketing	(278,790)	(2,918)	(281,708)	(44,911)
General and administrative	(107,024)	(2,445)	(109,469)	(17,452)

Total cost and expenses	(1,824,571)	(9,632)	(1,834,203)	(292,416)
Other operating income	6,904	—	6,904	1,101

Income (loss) from operations	940,590	(3,513)	937,077	149,392
Interest income	47,895	10	47,905	7,637

Income (loss) before income tax and share of income on equity method investments	988,485	(3,503)	984,982	157,029
Income tax expenses	(170,929)	—	(170,929)	(27,250)

Income (loss) before share of income on equity method investments	817,556	(3,503)	814,053	129,779
Share of income on equity method investments	8,126	—	8,126	1,296

Net income (loss)	825,682	(3,503)	822,179	131,075

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended March 31, 2018
	Momo	QOOL	Total	Total
	RMB	RMB	RMB	US$[2]
Cost of revenues	3,037	—	3,037	484
Research and development	16,359	—	16,359	2,608
Sales and marketing	20,908	—	20,908	3,333
General and administrative	38,360	—	38,360	6,116

Total cost and expenses	78,664	—	78,664	12,541

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB 6.2726 to US$1.00, the effective noon buying rate for March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended March 31, 2018
	Momo	QOOL	Total	Total
	RMB	RMB	RMB	US$[2]
Operating income (loss)	940,590	(3,513)	937,077	149,392
Share-based compensation	78,664	—	78,664	12,541

Non-GAAP operating income (loss)	1,019,254	(3,513)	1,015,741	161,933

Net income (loss)	825,682	(3,503)	822,179	131,075
Share-based compensation	78,664	—	78,664	12,541

Non-GAAP net income (loss)	904,346	(3,503)	900,843	143,616

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB 6.2726 to US$1.00, the effective noon buying rate for March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.